08027805

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Weiss Investment Management Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Franklin Avenue
(No. and Street)

Garden City (City) **New York** (State) **11530** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Barton **(516) 535 - 5735**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demasco, Sena & Jahelka LLP
(Name – *if individual, state last, first, middle name*)

5788 Merrick Road (Address) **Massapequa** (City) **New York** (State) **11758** (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Barton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Investment Management Services LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

ROSEMARIE HUGEL
Notary Public, State of New York
No. 01HU6118477
Qualified in Nassau County
Commission Expires November 8, 200_

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Independent Auditor's Report on Internal Accounting Control required by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS INVESTMENT
MANAGEMENT SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Demasco Sena & Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Weiss Investment Management Services, LLC
1055 Franklin Avenue
Garden City, New York 11530

We have audited the accompanying statements of financial condition of Weiss Investment Management Services, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Investment Management Services, LLC as of December 31, 2007 and 2006, and the results of its operations, changes in members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demasco Sena & Jahelka LLP

Massapequa, New York
February 8, 2008

5788 MERRICK ROAD, MASSAPEQUA, NEW YORK 11758 • TELEPHONE (516) 541-6549 • FACSIMILE (516) 541-6563

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31 2007	December 31 2006
ASSETS		
Current assets		
Cash	$ 1,141,068	$ 286,314
Deposits with clearing organizations	210,298	212,366
Due from other broker-dealers and clearing organizations	643,380	533,111
Prepaid expenses	128,404	109,781
Total current assets	2,123,150	1,141,572
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $485,966 in 2007 and $362,430 in 2006	394,143	505,153
Other assets		
Security deposit	32,130	32,130
Total assets	$ 2,549,423	$ 1,678,855
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses - Notes 3 and 6	$ 697,507	$ 560,447
Members' equity - Note 1	1,851,916	1,118,408
Total liabilities and members' equity	$ 2,549,423	$ 1,678,855

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT
MANAGEMENT SERVICES, LLC

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2007

Demasco
Sena
&
Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA

Board of Directors
Weiss Investment Management Services, LLC
1055 Franklin Avenue
Garden City, New York 11530

In planning and performing our audit of the financial statements of Weiss Investment Management Services, LLC (the Company) for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5788 MERRICK ROAD, MASSAPEQUA, NEW YORK 11758 • TELEPHONE (516) 541-6549 • FACSIMILE (516) 541-6563

Demasco Sena & Jahelka LLP
Certified Public Accountants

Our consideration of the internal control structure would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Demasco Sena & Jahelka LLP

Massapequa, New York
February 8, 2008

END